SECURIT 06009487

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SEC FILE NUMBER
8-43278

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation [redacted])

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/30

MUTUAL OF AMERICA
SECURITIES CORPORATION

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2500 FAX

OATH OR AFFIRMATION

I, William S. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William S. Conway
Chairman of the Board and
Chief Executive Officer

Notary Public

CHRISTOPHER M. MISEO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2007

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS:	
Cash and cash equivalents	$ 40,408
Money market investment	535,340
Deferred federal income taxes	2,044,797
Other assets	1,689
Total assets	$ 2,622,234

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 30,625
Due to affiliates	27,386
Total liabilities	58,011
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	10,031,677
Accumulated deficit	(7,470,454)
Total stockholder's equity	2,564,223
Total liabilities and stockholder's equity	$ 2,622,234

The accompanying notes are an integral part of the statement of financial condition.